Filed Pursuant to Rule 433

Registration No. 333-187263

Supplementing the Preliminary Prospectus

Supplement dated July 28, 2015

(To Prospectus dated March 14, 2013)

Janus Capital Group Inc.

4.875% Senior Notes due 2025

Pricing Term Sheet

July 28, 2015

Issuer:	Janus Capital Group Inc.

Format:	SEC Registered

Expected Ratings (outlook)*:	Baa3 / BBB (Stable / Stable) (Moody’s / S&P)

Principal Amount:	US$300,000,000

Trade Date:	July 28, 2015

Settlement Date:	July 31, 2015 (T+3)

Maturity:	August 1, 2025

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2016 (long first coupon)

Coupon:	4.875%

Public Offering Price:	99.025% of the principal amount

Benchmark Treasury:	2.125% due May 15, 2025

Benchmark Treasury Price / Yield:	98-27+ / 2.255%

Spread to Benchmark Treasury	T + 274.5 basis points

Yield to Maturity:	5.000%

Offer to Repurchase:

If we experience a Change of Control Repurchase Event (as defined in the preliminary prospectus supplement), we must offer to repurchase all the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the repurchase date.

Optional Redemption Provision: Make-whole call:	Prior to May 1, 2025 (three months prior to maturity), Treasury Rate + 45 basis points

Par call:	On or after May 1, 2025 (three months prior to maturity)

Day Count:	30/360

CUSIP / ISIN:	47102XAJ4 / US47102XAJ46

Minimum Denomination / Multiples:	$2,000 / $1,000

Net Proceeds to Issuer, before Expenses: Use of Proceeds:

$295,125,000

We expect to use the net proceeds, together with other funds available to us, to repurchase, including by redemption or otherwise, the outstanding $344.5 million aggregate principal amount of our 6.700% Notes due June 15, 2017.  Pending such use, we expect to use the net proceeds for general corporate purposes, including increased investments in our existing subsidiaries or affiliates, investments in developing products and the payment of fees and expenses related to this offering.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated HSBC Securities (USA) Inc. SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revisions or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.